Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AS AT DECEMBER 31, 2025

The following are the significant subsidiaries of Gold Royalty Corp. as at December 31, 2025, and the jurisdictions of incorporation in which they are organized. Gold Royalty Corp. owns, directly or indirectly, 100% of the voting securities of each subsidiary.

Subsidiaries	State or Jurisdiction of Incorporation

Ely Gold Royalties Inc.	British Columbia, Canada
Nevada Select Royalty, Inc.	Nevada, USA
REN Royalties LLC	Nevada, USA
VEK Associates	Nevada, USA
Gold Royalty Holdings Ltd.	British Columbia, Canada
Groyco Mex, S.A. de C.V.	Chihuahua, Mexico